Bionomics Limited

15 December 2004

04054028

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Jill Mashado
Company Secretary

PROCESSED
JAN 04 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
DEC 27 2004
WASH. D.C. 202 SECTION

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
15 DECEMBER 2004

START GRANT EXTENSION FOR BIONOMICS' BREAST CANCER WORK

- **Additional funding for 2005**
- **Grant will aid commercialisation of BNO69 gene-silencing technology**

Bionomics Limited (ASX:BNO, BNOOA, US OTC: BMICY) announced today that it has received a one-year extension to the Federal Government R&D START grant awarded in 2001 for its work on novel breast cancer treatments. The grant extension will provide in calendar 2005 approximately $540,000 to further characterise and validate Bionomics' proprietary BNO69 gene as a drug target for breast cancer therapeutics.

The grant extension follows recently announced study results which showed that gene-silencing molecules targeting BNO69 inhibit tumour growth in a breast cancer animal model. Tumours that were treated with BNO69 gene-silencing molecules showed a reduction in size of over 75% compared to untreated tumours in experiments conducted over 34 days.

Bionomics' CEO and Managing Director, Dr Deborah Rathjen, welcomed the additional funding for the project. "Our breast cancer work is clearly at a very exciting stage. The BNO69 animal model results indicate we are on the right track and the extra funding will enable us to further develop the technology and enhance its commercial licensing prospects," she said.

Silencing the BNO69 gene inhibits the process of angiogenesis or formation of new blood vessels. In adults, angiogenesis is involved in the growth of solid cancers as well as inflammatory disorders such as rheumatoid arthritis and complications of diabetes. Recent clinical successes in cancer with drugs which inhibit angiogenesis have intensified the interest in this area. Industry estimates suggest that diseases that may be treated by angiogenesis based therapies encompass 20 percent of the US$320 billion global pharmaceutical market.

Bionomics' proprietary BNO69 drug target and the BNO69 gene-silencing molecules are covered by Bionomics' international patent applications, which are under examination in major world markets.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

About Bionomics Limited

Bionomics (ASX:BNO, BNOOA, US OTC:BMICY) is a world leader in genomics, holding patent applications at various stages of prosecution incorporating over 600 genes it has discovered and related utility in specific therapeutic and diagnostic applications. The Company is leveraging that expertise and intellectual property to generate both near term and longer-term revenues. Focusing on central nervous system disorders (particularly epilepsy) and cancer, Bionomics and its collaborative partners are developing diagnostics for the early detection of these conditions (near term revenue) and therapeutics to treat them (longer term revenue). The Company is looking to generate growth both organically and through acquisition.

Bionomics' drug and diagnostic development is built on two proprietary discovery platforms. IonX®, is used to identify genetic targets for potential diagnostics and therapeutics for epilepsy and Angene™ is used to identify angiogenesis based cancer drug prospects.

For more information about Bionomics, visit www.bionomics.com.au

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments, including, without limitation, statements made regarding BNO69, BNO69 gene-silencing molecules, Bionomics' angiogenesis research programs, drug discovery programs and Bionomics' pending patent applications are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to our available funds or existing funding arrangements, a further downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.